UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. 7)

MERISEL, INC.
(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of class of securities)

589849108
(CUSIP number)

Robert Keppler
Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
            (415) 773-2080
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

April 18, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d–7 for other parties to whom copies are to be sent.

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589849108	13D/A	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 47,500,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 47,500,000*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

95.5%
14.	TYPE OF REPORTING PERSON

PN

*           The Reporting Persons beneficially own 47,500,000 shares of Common Stock. Of such 47,500,000 shares of Common Stock, 22,500,000 shares are owned directly by Saints Capital Granite, L.P. and 25,000,000 shares are issuable to Saints Capital Granite, L.P. upon the conversion in full of the Convertible Notes.  The Convertible Notes became convertible into shares of Common Stock on March 31, 2013.  Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to such 47,500,000 shares of Common Stock.

CUSIP No. 589849108	13D/A	Page 3 of 6 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 47,500,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 47,500,000*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

95.5%
14.	TYPE OF REPORTING PERSON

OO

*           The Reporting Persons beneficially own 47,500,000 shares of Common Stock. Of such 47,500,000 shares of Common Stock, 22,500,000 shares are owned directly by Saints Capital Granite, L.P. and 25,000,000 shares are issuable to Saints Capital Granite, L.P. upon the conversion in full of the Convertible Notes.  The Convertible Notes became convertible into shares of Common Stock on March 31, 2013.  Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to such 47,500,000 shares of Common Stock.

This Amendment No. 7 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, filed on May 20, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 28, 2011, by Amendment No. 2 thereto, filed on February 9, 2012, by Amendment No. 3 thereto, filed on October 16, 2012, by Amendment 4 thereto, filed on December 10, 2012, by Amendment No. 5 thereto, filed on March 21, 2013, and by Amendment No. 6 thereto, filed on April 12, 2013 (as amended, the “Amended Schedule 13D”) with respect to the common stock, $0.01 par value per share (“Common Stock”), of Merisel, Inc., a Delaware corporation (“Merisel”), which has its principal executive offices at 132 West 31st Street, 5th Floor, New York, New York 10001. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.

Saints Capital Granite, L.P. (“SCGLP”) and Saints Capital Granite, LLC are sometimes collectively referred to herein as the “Reporting Persons.”

The February Note, the August Note and the November Note, each as previously described in the Amended Schedule 13D, are sometimes collectively referred to herein as the “Convertible Notes.”

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended to add the following information:

On April 18, 2013, the Reporting Persons delivered a Conversion Notice under the Convertible Notes, notifying Merisel that they were converting $1,750,000 of the principal amount of the Convertible Notes into 17,500,000 shares of Common Stock at a conversion price of $0.10 per share effective April 18, 2013.  As a result, as of April 18, 2013, the Reporting Persons directly own 22,500,000 shares of Common Stock, representing 91.0% of the outstanding shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As of the date hereof, the Reporting Persons beneficially own 47,500,000 shares of Common Stock representing approximately 95.5% of the shares of Common Stock (after taking into account the issuance of the shares of Common Stock upon the conversion in full of the remaining Convertible Notes). At SCGLP’s option, the Convertible Notes are convertible, in whole or in part, into shares of Common Stock at a conversion price of $0.10 per share.

Saints Capital Granite, LLC, in its capacity as the general partner of SCGLP, may be deemed to be the beneficial owner of such shares of Common Stock. The calculation of the foregoing percentages is based on the number of shares of Common Stock disclosed by Merisel as outstanding as of March 29, 2013 in its Annual Report on Form 10-K for the year ended December 31, 2012. Of such 47,500,000 shares of Common Stock, 22,500,000 shares are owned directly by SCGLP and 25,000,000 shares are issuable to SCGLP upon the conversion in full of the remaining Convertible Notes. Amounts presented in this Amendment do not include approximately $190,000 of capitalized interest on the Convertible Notes as of March 31, 2013. The Convertible Notes became convertible into shares of Common Stock on March 31, 2013. Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to such 47,500,000 shares of Common Stock.

    (c)           Except for the transactions described herein, the Reporting Persons have not effected any transactions in the class of securities reported herein during the past 60 days.

    (d)           Not applicable.

    (e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

Date: April 22, 2013

SAINTS CAPITAL GRANITE, L.P.

By: SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member